May 13, 2025

Ordan Trabelsi
Chief Executive Officer
SuperCom Ltd
3 Rothschild Street
Tel Aviv 6688106
Israel

       Re: SuperCom Ltd
           Registration Statement on Form F-3
           Filed May 9, 2025
           File No. 333-287163
Dear Ordan Trabelsi:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Erin Donahue at 202-551-6063 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing
cc:   Sasha Ablovatskiy